LANOPTICS BUILDING [GRAPHIC OMITTED] 1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL PHONE: (972) 4-9596666 FAX: (972) 4-959 4166 http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Contact:

Dror Israel, CFO
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

LANOPTICS ANNOUNCES 2003 FIRST QUARTER RESULTS

Yokneam, Israel, May 5, 2003 — LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the first quarter ended March 31, 2003.

For the three months ended March 31, 2003, LanOptics reported revenues of US$ 306,000 versus US$ 0 in the first quarter of 2002. All of these revenues were attributable to LanOptics’ subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,672,000, versus US$ 2,713,000 in the first quarter of 2002. Net loss from continuing operations for the first quarter was US$ 766,000, a loss of US$ 0.09 per share, compared to net loss from continuing operations of US$ 264,000, or US$ 0.03 per share, for the same period last year. Net loss for the first quarter was US$ 766,000, or US$ 0.09 per share, compared to year-earlier loss for the comparable period of US$ 236,000, or US$ 0.03 per share.

Revenues from LanOptics’ legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for all periods in 2002 are presented as “discontinued operations”.

The consolidated financial statements of LanOptics conform to accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main difference relates to the accounting for Preferred Shares of a subsidiary. As a result, the net loss for the three month period ended March 31, 2003, and deficiency in shareholders’ equity as of that date in accordance with US GAAP were US$ 2,564,000 and US$ 10,416,000, respectively, as compared with net loss and shareholders’ equity in accordance with Israeli GAAP of US$ 766,000 and US$ 7,038,000, respectively.

LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing 10 Gigabit network processors. EZchip’s breakthrough TOPcore® technology provides both packet processing and classification on a single chip at wire speed. EZchip’s single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company’s actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

— Tables to Follow —

LanOptics Ltd.
Consolidated Statement of Income
(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended March 31
	2003	2002
Sales	306	--
Cost of Sales	110	--
Amortization of Developed Technology	71	--

Gross Profit	125	--
Research & Development Cost	1,788	1,962
Selling, General & Administration, Net	1,009	751

Operating Loss	(2,672)	(2,713)
Financial Income, net	47	268

Loss before Minority Interest	(2,625)	(2,445)
Minority Interest in Loss of Subsidiaries	1,859	2,181

Net Loss from Continuing Operations	(766)	(264)
Income from Discontinued Operation	--	28

Net Profit/(Loss)	(766)	(236)

Basic Net Loss per Share (U.S. Dollars)
From Continuing Operations	(0.09)	(0.03)
From Discontinued Operations	--	0.00

Basic Net Loss per Share	(0.09)	(0.03)

Weighted Average Number of Shares Used in Computing
Basic Net Loss per Share	8,467,285	7,564,766

— more —

LanOptics Ltd.
Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31, 2003	December 31, 2002
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities	15,139	10,680
Trade Receivable	242	362
Other Receivables	455	532
Inventories	390	377

Total Current Assets	16,226	11,951

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net	706	777
Severance Pay Fund	992	939

Total Long-term Investments	1,698	1,716

PROPERTY & EQUIPMENT, NET	847	1,021
OTHER ASSETS, NET:
Technology, Net	1,247	1,318
Goodwill, Net	1,532	1,574

Total Other Assets	2,779	2,892

TOTAL ASSETS	21,550	17,580

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables	210	506
Other Payables and Accrued Expenses	2,272	2,296

Total Current Liabilities	2,482	2,802
Accrued Severance Pay	1,258	1,196

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	128	214

PREFERRED SHARES IN A SUBSIDIARY	10,644	5,567

SHAREHOLDERS' EQUITY:
Share Capital	60	60
Additional Paid-in Capital	33,746	33,743
Accumulated Deficit	(26,768)	(26,002)

Total Shareholders' Equity	7,038	7,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	21,550	17,580

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